CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Quarta-Rad, Inc.

We consent to the inclusion in the foregoing form S-1/A, Amendment No. 3 (Registration No. 333-196078) of our report dated May 13, 2014, relating to our audit of the balance sheet of Quarta- Rad, Inc. (the “Company”) as of December 31, 2013, and the related statements of operations, stockholders’ equity and cash flows for the year then ended. Our report dated May 13, 2014, relating to the financial statements includes an emphasis paragraph relating to economic dependence upon a related party supplier for all of its product inventory purchases, as well as extensive revenue transactions with a related party customer.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ Anton & Chia, LLP

Newport Beach, California

February 1, 2016